Hodgson Russ
ATTORNEYS • LLP

RECEIVED
2006 APR 24 A 7:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Richard B. Raymer
Direct Dial: 416.595.2681
rraymer@hodgsonruss.com

April 19, 2006

06012761

Via Federal Express

Securities and Exchange Commission
Division of Corporate Finance - International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

Re: Medical Facilities Corporation - File Number 82-34942

Dear Sir or Madam,

In connection with the Commission's granting to Medical Facilities Corporation ("MFC") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by MFC in Canada for the period between April 1, 2006 through April 19, 2006. If you have any questions please do not hesitate to contact me.

Sincerely,

Richard B. Raymer

RBR/vcs
Enclosures

000160/09953 TORDOCS 25665v1

PROCESSED
APR 25 2006
THOMSON
FINANCIAL

4/24

Medical Facilities Corporation
File Number 82-34942

April 10, 206	Early Warning Report

042608/00001 TORDOCS 25169v1

File Number 82-34942

EARLY WARNING REPORT UNDER NATIONAL INSTRUMENT 62 - 103 ALTERNATIVE MONTHLY REPORTING SYSTEM

ALTERNATIVE REPORTER: MACKENZIE FINANCIAL CORPORATION
150 Bloor Street West
Toronto, Ontario
M5S 3B5

REPORTING ISSUER: Medical Facilities Corporation

REPORT FOR END OF: March 2006

REPORT OF SHARE PURCHASES:

Mackenzie Financial Corporation ("Mackenzie") reports that as a result of purchases of Income Participating Securities ("IPS") of Medical Facilities Corporation ("Medical Facilities") by one or more of its mutual fund and private client managed accounts, the aggregate number of IPS of Medical Facilities held by Mackenzie's managed accounts at the end of March 2006 was 4,971,300 representing approximately 17.8% of all outstanding IPS.

CHANGE FROM PREVIOUS REPORT:

Mackenzie's previous report dated September 09, 2005 reported holdings of 4,187,300 IPS of Medical Facilities representing approximately 15.2% of all the outstanding IPS on behalf of Mackenzie's mutual fund and private client managed accounts as at August 2005. Since August 2005 there has been an increase of 784,000 IPS within Mackenzie's mutual fund and private client managed accounts or approximately 2.6% of the total outstanding IPS held within Mackenzie's mutual fund and private client managed accounts.

BENEFICIAL OWNERSHIP, CONTROL OR DIRECTION:

Mackenzie specifically disclaims any beneficial ownership of the reported IPS, but as investment manager it maintains exclusive power to exercise investment control or direction over such IPS for its managed accounts as the beneficial owners.

PURPOSE OF THE REPORT:

The IPS were acquired in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over Medical Facilities. Mackenzie managed accounts may from time to time acquire additional IPS, dispose of some or all of the existing or additional IPS or may continue to hold the IPS.

RELIANCE ON EXEMPTION:

This report is issued under the Alternative Monthly Reporting System described in National Instrument 62 - 103. Neither Mackenzie nor any of its managed accounts presently intend to:

a) make a formal take-over bid for any shares of Medical Facilities;
b) propose a transaction that would constitute a take-over bid in reliance on an exemption in the Securities Act (Ontario); or
c) propose a reorganization, amalgamation, merger, arrangement or similar business combination with Medical Facilities which would result in Mackenzie's managed accounts controlling the company, alone or with others.

CERTIFICATION:

To the best of its knowledge:

a) Mackenzie and its managed accounts do not in the ordinary course of business receive material facts or changes about Medical Facilities which have not been publicly disclosed;
b) Mackenzie is eligible to file this Alternative Monthly Reporting System report pursuant to the National Instrument;
c) Mackenzie is not a joint actor with anyone else in connection with this report; and
d) Mackenzie and its managed accounts have not entered into any agreements with Medical Facilities in connection with the purchase.

AGGREGATION RELIEF

The following Mackenzie mutual funds are eligible for aggregation relief pursuant to section 5.2 of the National Instrument:

Fund	Portfolio Advisor
Keystone AGF American Fund Keystone AGF Bond Fund Keystone AGF Equity Fund	AGF Funds Inc. Toronto, Ontario
Keystone Elliott & Page High Income Fund	MFC Global Investment Management (Canada), a division of Elliot & Page Limited, Toronto, Canada
Keystone Beutel Goodman Bond Fund	Beutel, Goodman and Company Ltd. Toronto, Ontario
Keystone Saxon Smaller Companies Fund	Howson, Tatersall Investment Counsel Ltd., Toronto, Ontario

Keystone AIM Trimark Canadian Equity Fund Keystone AIM Trimark Global Equity Fund Keystone AIM Trimark U.S. Companies Fund	AIM Funds Management Inc., Toronto, Ontario
Keystone Bissett Canadian Equity Fund	Bissett Investment Management Inc., a division of Franklin Templeton Investments Corp., Toronto, Canada

Holdings for these mutual funds are not disclosed in this report, but may be disclosed separately by the portfolio advisor.

CONTACT PERSON:

For further information, contact: Denise Dallimore
Telephone: (416) 922-5322, extension 5146

DATE AND SIGNATURE:

This report is dated April 10, 2006 and is signed by an authorized officer of Mackenzie.

MACKENZIE FINANCIAL CORPORATION

"D. Lynn Vickers"

D. Lynn Vickers
Vice-President, Chief Compliance Officer